Exhibit 1

RECENT DEVELOPMENTS

The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2009. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) increased by 5.8% in real annual terms during the first nine months of 2010, as compared with the same period of 2009. The agriculture, forestry, fishing and hunting sector grew by 4.4%; the mining sector grew by 2.7%; the utilities sector grew by 2.3%; the manufacturing sector grew by 11.2%; the wholesale and retail trade sector grew by 14.8%; the transportation and warehousing sector grew by 7.6%; the information sector grew by 5.3%; the finance and insurance sector grew by 2.1%; the real estate, rental and leasing sector grew by 1.8%; management of companies and enterprises increased by 1.1%; administrative and support and waste management and remediation services grew by 0.8%; education services grew by 4.3%; arts, entertainment and recreation grew by 1.0%; accommodation and food services grew by 4.2%; and public administration grew by 4.7%, each in real annual terms as compared to the first nine months of 2009. However, the construction sector decreased by 1.4%; professional, scientific and technical services decreased by 3.3%; health care and social assistance decreased by 2.7%; and other services (except public administration) decreased by 0.1%, each in real annual terms as compared to the first nine months of 2009.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	First nine months of 2010(1) (2)
GDP (constant 2003 prices)	3.2%	5.2%	3.3%	1.5%	(6.1)%	5.8%
Primary Activities:
Agriculture, forestry, fishing and hunting	(2.6)	6.3	2.3	1.2	(2.0)	4.4
Secondary Activities:
Mining	(0.3)	1.4	(0.2)	(1.5)	(2.4)	2.7
Utilities	2.0	12.2	3.7	(2.3)	2.0	2.3
Construction	3.9	7.8	4.4	3.1	(6.4)	(1.4)
Manufacturing	3.6	5.9	1.7	(0.7)	(9.8)	11.2
Tertiary activities:
Wholesale and retail trade	4.6	6.5	5.0	2.1	(14.1)	14.8
Transportation and warehousing	3.6	5.8	3.7	0.0	(6.5)	7.6
Information	8.6	10.7	11.6	8.0	0.8	5.3
Finance and insurance	22.9	16.3	13.9	15.5	(6.6)	2.1
Real estate, rental and leasing	2.3	4.1	3.1	3.0	(1.0)	1.8
Professional, scientific and technical services	3.6	3.0	3.1	3.0	(5.1)	(3.3)
Management of companies and enterprises	4.8	20.1	(3.0)	14.0	(8.1)	1.1
Administrative support, waste management and remediation services	3.6	3.7	3.1	1.6	(4.8)	0.8
Education services	2.1	0.1	1.9	0.8	0.5	4.3
Health care and social assistance	1.8	7.8	2.5	(1.5)	0.8	(2.7)
Arts, entertainment and recreation	0.7	2.3	3.1	1.5	(4.6)	1.0
Accommodation and food services	0.8	1.6	2.6	0.9	(7.7)	4.2
Other services (except public administration)	2.2	3.3	3.9	0.7	(0.7)	(0.1)
Public administration	2.1	0.1	1.7	1.2	4.6	4.7

Note: Numbers may not total due to rounding.

(1)	Preliminary. These figures are subject to periodic revision.
(2)	Figures for the first nine months of 2010 are annualized and compared to the same period of 2009.

Source: National Institute of Statistics, Geography and Informatics.

Prices and Wages

For the first ten months of 2010, inflation was 3.1%, 0.5 percentage points higher than for the same period of 2009.

Unemployment Rate

At October 30, 2010, the unemployment rate was 5.7%, as compared to an unemployment rate of 4.8% at December 31, 2009.

Interest Rates

During the first ten months of 2010, interest rates on 28-day Cetes averaged 4.5% and interest rates on 91-day Cetes averaged 4.6%, as compared to average rates on 28-day Cetes of 5.6% and on 91-day Cetes of 5.7% during the same period of 2009. On November 18, 2010, the 28-day Cetes rate was 3.9% and the 91-day Cetes rate was 4.2%.

Principal Sectors of the Economy

Tourism Sector

During the first nine months of 2010, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $9.1 billion, representing a 7.7% increase as compared to the same period of 2009. Revenues from tourists to the interior of Mexico (as opposed to border cities) totaled U.S. $7.1 billion in the first nine months of 2010, a 10.8% increase as compared to the same period of 2009. The number of tourists to the interior of Mexico in the first nine months of 2010 totaled 9.7 million, a 12.8% increase as compared to the same period of 2009. The average expenditure per tourist to the interior of Mexico decreased by 1.1% to U.S. $731.9, as compared to the same period of 2009. During the first nine months of 2010, expenditures by Mexican tourists abroad amounted to U.S. $3.3 billion, a 7.9% increase as compared to the same period of 2009, while expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $5.3 billion. The tourism balance recorded a surplus of U.S. $3.8 billion in the first nine months of 2010, an increase of 11.9% from the U.S. $3.4 billion surplus recorded in the same period of 2009.

Financial System

2010 Monetary Program

Consistent with Mexico’s monetary program for 2009, Mexico’s monetary program for 2010 has as its principal objective the achievement of an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2010. Mexico’s monetary program for 2010 is made up of the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

Central Bank and Monetary Policy

At November 21, 2010, the monetary base totaled Ps. 596.0 billion, a 5.7% nominal decrease from the level of Ps. 632.0 billion at December 31, 2009, due to lower demand for bills and coins held by the public.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of November 29, 2010, the overnight funding rate remained at 4.50%.

The Securities Market

At November 19, 2010, the Mexican Stock Market Index stood at 36,601.4 points, representing a 14.0% increase from the level at December 31, 2009.

Banking Supervision and Support

At September 30, 2010, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 51.2 billion, as compared with Ps. 60.6 billion at December 31, 2009. At September 30, 2010, the total loan portfolio of the banking system was 2.1% greater in real terms than the total loan portfolio at December 31, 2009. The past-due loan ratio of commercial banks was 2.5% at September 30, 2010, as compared to a ratio of 3.1% at December 31, 2009. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 100.6 billion at September 30, 2010, as compared to Ps. 105.3 billion at December 31, 2009. As a result, commercial banks had reserves covering 196.4% of their past-due loans at September 30, 2010, exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first nine months of 2010, Mexico registered a trade deficit of U.S. $2.0 billion, as compared with a trade deficit of U.S. $4.6 billion for the same period of 2009. Merchandise exports increased by 33.7% during the first nine months of 2010 to U.S. $216.8 billion, as compared to U.S. $162.2 billion for the same period of 2009. During the first nine months of 2010, petroleum exports increased by 39.5%, while non-petroleum exports increased by 32.8%, each as compared with the petroleum and non-petroleum export totals, respectively, of the same period of 2009. Exports of manufactured goods, which represented 82.7% of total merchandise exports, increased by 33.5% during the first nine months of 2010, as compared with exports of manufactured goods during the same period of 2009.

According to preliminary figures, during the first nine months of 2010, total imports increased by 31.2% to U.S. $218.8 billion, as compared to U.S. $166.8 billion for the same period of 2009. During the first nine months of 2010, imports of intermediate goods increased by 37.9%, imports of capital goods decreased by 2.4% and imports of consumer goods increased by 27.7%, each as compared to the same period of 2009.

Balance of International Payments

According to preliminary figures, during the first nine months of 2010, Mexico’s current account registered a deficit of 0.3% of GDP, or U.S. $2.9 billion, as compared to a deficit of U.S. $5.6 billion for the same period of 2009. The capital account registered a U.S. $25.2 billion surplus in the first nine months of 2010, as compared with a U.S. $1.9 billion surplus in the same period of 2009. Net foreign investment in Mexico as recorded in the balance of payments totaled U.S. $27.1 billion during the first nine months of 2010, and was composed of foreign direct investment totaling U.S. $14.4 billion and net foreign portfolio investment in-flows totaling U.S. $12.7 billion.

At November 12, 2010, Mexico’s international reserves totaled U.S. $110.4 billion, an increase of U.S. $19.6 billion as compared to international reserves at December 31, 2009. At November 12, 2010, the net international assets of Banco de México totaled U.S. $116.3 billion, an increase of U.S. $16.4 billion as compared to net international assets at December 31, 2009.

On February 22, 2010, the Comisión de Cambios (Foreign Exchange Commission) announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options will be able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 26, 2010 to November 17, 2010, Banco de México auctioned an aggregate of U.S. $5.4 billion in options through this mechanism, and, as of November 17, 2010, Banco de México had purchased an aggregate of U.S. $4.0 billion from holders upon the exercise of these options.

Exchange Controls and Foreign Exchange Rates

During the first ten months of 2010, the monthly average peso/dollar exchange rate was Ps. 12.6836 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on November 29, 2010 (which took effect on the second business day thereafter) was Ps. 12.5538 = U.S. $1.00.

Public Finance

Revenues and Expenditures

According to preliminary figures, the public sector balance registered a deficit of Ps. 176.8 billion in nominal pesos during the first nine months of 2010, as compared to a deficit of Ps. 122.1 billion in nominal pesos during the same period of 2009. Excluding physical investments by PEMEX, the public sector balance registered a deficit of Ps. 8.2 billion during the first nine months of 2010, as compared to a surplus of Ps. 52.3 billion during the same period of 2009.

According to preliminary figures, during the first nine months of 2010, public sector budgetary revenues totaled Ps. 2,097.0 billion in nominal pesos, a 0.1% increase in real terms, as compared to the same period of 2009.

According to preliminary figures, during the first nine months of 2010, crude oil revenues increased by 4.9% in real annual terms as compared to the same period of 2009, primarily as a result of a 41.2% increase in the price of crude oil exports, which was partially offset by a 1.3% decrease in crude oil production. Non-tax revenues, excluding those from PEMEX, decreased as a percentage of total public sector budgetary revenues from approximately 11.6% during the first nine months of 2009 to approximately 4.4% during the first nine months of 2010.

According to preliminary figures, during the first nine months of 2010, net public sector budgetary expenditures increased by 2.2% in real terms as compared to the same period of 2009. During the first nine months of 2010, public sector financing costs decreased by 13.6% in real terms as compared to the same period of 2009, mainly due to lower interest rates in Mexico and the appreciation of the Mexican peso against the U.S. dollar during the first nine months of 2010.

At September 30, 2010, the Oil Revenues Stabilization Fund totaled Ps. 16.5 billion, the Federal Entities Revenue Stabilization Fund totaled Ps. 6.2 billion, the PEMEX Infrastructure Investment Stabilization Fund totaled Ps. 11.1 billion and the Fund to Support Pension Restructuring totaled Ps. 60.4 billion.

2011 Budget and Fiscal Package

On September 8, 2010, the Executive Branch submitted the proposed Federal Annual Revenue Law for 2011 and the Federal Expenditure Budget for 2011 to the Congreso de la Unión (Congress) for approval. The Federal Annual Revenue Law for 2011 and the Federal Expenditure Budget for 2011 were approved on October 20, 2010 and November 15, 2010, respectively (together, the “2011 Budget”).

The 2011 Budget, as adopted by Congress, provides for a public sector budget deficit, excluding physical investment by PEMEX, of Ps. 70.2 billion, or 0.5% of GDP. Including physical investment by PEMEX, the 2011 Budget provides for a public sector budget deficit of 2.5% of GDP.

Furthermore, the 2011 Budget, as approved by Congress, contemplates public sector budgetary revenues totaling Ps. 3,055 billion, a 5.0% increase as compared to public sector budgetary revenues estimated for 2010. In addition, the Government estimates that expenditures will total Ps. 3,125.5 billion during 2011, excluding estimated physical investment expenditures by PEMEX totaling Ps. 286.3 billion.

The 2011 Budget also allows the Government to increase expenditures for social development by 2.6%, national security by 8.2% and tourism by 17.2%, each as compared to 2010. Finally, the 2011 Budget establishes a comprehensive strategy to address the natural disasters that occurred in 2010 and those that may occur in the future and will use budgetary resources, financing and insurance to make approximately Ps. 50.0 billion of funds available for reconstruction purposes.

The preliminary results for 2008, 2009 and the first nine months of 2010, as well as the budget assumptions and targets for the 2010 and 2011 budgets, are presented below.

2008, 2009 and the First Nine Months of 2010 Results;

2010 and 2011 Budget Assumptions and Targets

	2008 Results(1)	2009 Results(1)	2010 Budget(5)	2011 Budget(7)	First Nine Months of 2010 Results(2)
Real GDP growth (%)	1.5%	(6.1%)	3.9%(6)	3.9%	5.8%
Increase in the national consumer price index (%)	6.5%	3.6%	3.3%	3.0%	2.4%
Average export price of Mexican oil mix (U.S. $/barrel)	$84.38	$57.44	$59.00(3)	$65.40	$70.20
Current account deficit as % of GDP	1.5%	0.7%	n.a.	n.a.	0.3%
Average exchange rate (Ps./U.S. $1.00)	11.2	13.5	13.8	12.9	12.7
Average rate on 28-day Cetes (%)	7.9%	5.5%	4.5%	5.0%	4.5%
Public sector balance as % of GDP(4)	(0.1%)	(2.3%)	(0.7%)	(0.5%)	(1.4%)
Primary balance as % of GDP(4)	1.8%	(0.1%)	(0.5%)	n.a.	(0.1%)

Note: n.a. = not available.

(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	Preliminary.
(3)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2010 budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for 2010. The annual average price guaranteed by these hedges was U.S. $57.00 in the fiscal year 2010. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in the 2010 budget is observed. The aggregate cost of hedging the oil revenues for 2010 at a level of U.S. $57.00 per barrel was U.S. $1.2 billion.
(4)	Excluding physical investments by PEMEX.
(5)	2010 budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2010 published in November 2009 and in the Programa Económico 2010 (Economic Program 2010) published in November 2009, and do not reflect actual results for the year or the adverse global and domestic financial and economic environment in 2010.
(6)	On June 18, 2010, the Ministry of Finance and Public Credit announced that it had revised its real GDP growth estimate for 2010 in response to new economic data, from 4.1% to approximately 5.0%.
(7)	2011 budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2011 published in November 2010 and in the Programa Económico 2011 (Economic Program 2011) published in November 2010.

Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at September 30, 2010, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in Regulación Monetaria (regulating liquidity). Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at September 30, 2010, the net internal debt of the Government totaled Ps. 2,648.1 billion, as compared to Ps. 2,471.3 billion outstanding at December 31, 2009. At September 30, 2010, the gross internal debt of the Government totaled Ps. 2,977.8 billion, as compared to Ps. 2,702.8 billion of gross internal debt at December 31, 2009. Of the total gross internal debt of the Government at September 30, 2010, Ps. 380.1 billion represented short-term debt and Ps. 2,597.7 billion represented long-term debt, as compared to Ps. 388.6 billion of short-term debt and Ps. 2,314.2 billion of long-term debt at December 31, 2009. The Government’s financing costs on internal debt totaled Ps. 98.4 billion for the first nine months of 2010, a decrease of 1.2% as compared to the same period of 2009.

During the first nine months of 2010, the average maturity of the Government’s internal debt increased by 0.31 years, from 6.34 years at December 31, 2009 to 6.65 years at September 30, 2010.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Government(1)

	December 31,															September 30, 2010(2)
	2005			2006			2007			2008			2009(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	1,173.3	94.5%	Ps.	1,569.9	93.9%	Ps.	1,795.8	94.7%	Ps.	2,021.2	84.2%	Ps.	2,379.3	88.0%	Ps.	2,648.9	89.0%
Cetes		288.2	23.2		346.0	20.7		340.5	18.0		357.1	14.9		498.8	18.5		489.5	16.4
Floating Rate Bonds		287.6	23.2		359.6	21.5		325.0	17.1		243.6	10.1		243.5	9.0		186.3	6.3
Inflation-Linked Bonds		95.3	7.7		155.3	9.3		235.3	12.4		334.9	13.9		430.6	15.9		530.5	17.8
Fixed Rate Bonds		502.2	40.4		709.0	42.4		895.1	47.2		1,085.6	45.2		1,206.5	44.6		1,442.6	48.4
Other		68.8	5.5		102.9	6.1		100.6	5.3		380.1	15.8		323.4	12.0		329.0	11.0

Total Gross Debt	Ps.	1,242.2	100.0%	Ps.	1,672.8	100.0%	Ps.	1,896.3	100.0%	Ps.	2,401.3	100.0%	Ps.	2,702.8	100.0%	Ps.	2,977.8	100.0%

Net Debt
Financial Assets(3)		(58.8)			(125.7)			(107.9)			(68.6)			(231.4)			(329.7)

Total Net Debt	Ps.	1,183.3		Ps.	1,547.1		Ps.	1,788.3		Ps.	2,332.7		Ps.	2,471.3		Ps.	2,648.1

Gross Internal Debt/GDP			12.8%			15.6%			16.1%			19.8%			21.5%			22.8%
Net Internal Debt/GDP			12.2%			14.4%			15.2%			19.2%			19.6%			20.3%

Note: Numbers may not total due to rounding.

n.a. = not available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 1.2 billion at September 30, 2010. Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, during the first nine months of 2010, outstanding public sector gross external debt increased by approximately U.S. $4.4 billion, from U.S. $96.4 billion at December 31, 2009 to U.S. $100.8 billion at September 30, 2010. Of this amount, U.S. $99.0 billion represented long-term debt and U.S. $1.7 billion represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at September 30, 2010 represented approximately 30.8% of nominal GDP, 0.2 percentage points higher than at December 31, 2009.

According to preliminary figures, at September 30, 2010, commercial banks held approximately 16.8% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the International Monetary Fund, or IMF) held approximately 20.4%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 62.3%; and other creditors held the remaining 0.4%.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency. See footnote 1 to the table “Summary of External Public Debt” below.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
December 31,
2004	U.S. $	48,561	U.S. $	10,636	U.S. $	17,952	U.S. $	77,149	U.S. $	2,077	U.S. $	79,226
2005		48,689		6,736		15,464		70,889		786		71,675
2006		39,330		7,046		7,545		53,921		845		54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009(4)		47,350		41,048		6,202		94,600		1,754		96,354
September 30, 2010(4)		50,159		43,026		5,860		99,045		1,713		100,758

By Currency(3)

	December 31,										September 30, 2010(4)
	2005		2006		2007		2008		2009(4)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	65,480	91.4%	50,760	92.7%	44,309	80.0%	47,851	84.0%	77,919	80.9%	83,051	84.2%
Japanese yen	1,990	2.8	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7	4,894	4.9
Pounds sterling	80	0.1	91	0.2	1,040	1.9	687	1.2	1,981	2.1	1,932	1.9
Swiss francs	171	0.2	175	0.3	423	0.8	410	0.7	716	0.7	922	0.9
Others	3,954	5.5	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6	9,959	9.9

Total	71,675	100.0%	54,766	100.0%	55,355	100.0%	56,939	100.0%	96,354	100.0%	100,758	100.0%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at September 30, 2010) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: Ministry of Finance and Public Credit.